StoneCastle Financial Corp.

Exhibit to Item 77K

Changes in Accountants

The Registrant, by action of its Board of Trustees taken on July 21, 2014 for the StoneCastle Financial Corp. (the "Company"), engaged KPMG, LLP ("KPMG") as its independent registered public accounting firm to audit the Funds' financial statements for the fiscal year ended December 31, 2014. The decision to engage KPMG was recommended by the Audit Committee at a Special Meeting held on July 21, 2014.

On June 30, 2014, KPMG acquired certain assets of Rothstein-Kass, P.A. (d/b/a Rothstein Kass & Company, P.C.) and certain of its affiliates ("Rothstein Kass"). As a result of this transaction, effective on the same date, Rothstein Kass resigned as the independent registered public accounting firm for the Company.

The reports of Rothstein Kass on the financial statements of the Company for the fiscal year ended December 31, 2013 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. During the fiscal year ended December 31, 2013, there have been no disagreements with Rothstein Kass on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Rothstein Kass would have caused them to make reference thereto in their reports on the financial statements for such years. Furthermore, during the fiscal year ended December 31, 2013, and through June 30, 2014, there have been no reportable events (as defined in S-K 304(a)(1)(v)). The Registrant has requested that Rothstein Kass furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated August 26, 2014, is filed as Exhibit 77Q1(f) to this Form N-SAR.

During the Funds' most recent fiscal year, and through June 30, 2014, neither the Registrant nor anyone on its behalf has consulted Rothstein Kass, with respect to the Company, on items which (i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Registrant's financial statements or (ii) concerned the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or reportable events (as described in paragraph
(a)(1)(v) of said Item 304).